Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Allowance of Chinese Patent

for Anticancer Drug LOR-253

TORONTO, CANADA, March 5, 2013 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced that patent for its lead small molecule anticancer drug LOR-253 has been allowed in China. The patent provides Lorus with exclusive rights to LOR-253 in China until 2026.

The Chinese patent provides composition of matter protection for LOR-253 and for use in the manufacture of therapies for the treatment of cancer. The patent covers a wide range of cancers, including leukemia, melanoma, as well as non-small cell lung, colon, prostate, and breast tumors. This patent extends the Company’s international patent portfolio which includes similar protection for LOR-253 in the United States, Canada, and Australia. Applications are pending in Europe and Japan.

“This increased patent protection for our anticancer therapies supports our business discussions with potential partners,” said Dr. Aiping Young, Lorus' President and CEO. “This Chinese patent is an important addition to our global IP portfolio for LOR-253, and demonstrates our commitment to the development of innovative cancer therapies intended for significant markets.”

LOR-253 is currently in a clinical study at Memorial Sloan Kettering Cancer Center and MD Anderson Cancer Center evaluating tumor biomarkers in biopsy-suitable patients with advanced or metastatic solid tumors.

About LOR-253

LOR-253 represents a new class of anticancer agent, which we believe may offer a competitive advantage over conventional drugs. This drug candidate has shown selective and potent antitumor activity in preclinical investigations with a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window due to its low toxicity. LOR-253 is a first-in-class small molecule that has been optimized to induce the novel tumor suppressor Krüppel-like factor 4 (KLF4), leading to cancer cell cycle arrest and apoptosis as well as inhibition of metastasis.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to fund future research, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Lorus

Grace Tse, 416-798-1200 ext. 380;

ir@lorusthera.com

The Trout Group

Lee M. Stern

646-378-2922